SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)*

 EnerJex Resources, Inc.
(Name of Issuer)

 Common Stock, par value $0.001
(Title of Class of Securities)

292758208
(CUSIP Number)

Working Interest Holding, LLC
10380 W. 179th Street
Bucyrus, KS 66013
Attention: Sam Boan
Telephone: (913) 829-6422
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes.)

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Working Interest Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 0
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sam Boan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 0
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James G. Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 2,123,871
	8	SHARED VOTING POWER - 0
	9	SOLE DISPOSITIVE POWER - 2,123,871
	10	SHARED DISPOSITIVE POWER - 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.06%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John A. Loeffelbein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 178,756
	8	SHARED VOTING POWER - 3,765,892
	9	SOLE DISPOSITIVE POWER - 178,756
	10	SHARED DISPOSITIVE POWER - 3,765,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,944,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.69%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James D. Loeffelbein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 159,430
	8	SHARED VOTING POWER - 4,772,925
	9	SOLE DISPOSITIVE POWER - 159,430
	10	SHARED DISPOSITIVE POWER - 4,772,925
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,932,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.11%
14	TYPE OF REPORTING PERSON IN, HC

The following constitutes Amendment No. 2 to the Schedule 13D filed by the Reporting Persons.  This Amendment No. 2 amends the Schedule 13D as specifically set forth below.  All other Items are unchanged.

ITEM 5.	Interest in Securities of the Issuer.

(a)
Effective July 25, 2011, WIH made a liquidating distribution of the Issuer's common stock to its members.  After this liquidating distribution, the ownership interests of the Reporting Persons are as follows:

Reporting Person	Number of Shares	Percentage of all Issuer's Outstanding Shares

WIH	0	0.00%
Boan	0	0.00%
Miller	2,123,871	3.06%
JAL	3,944,648	5.69%
JDL	4,932,355	7.11%

Miller owns all of his shares directly.

JAL directly owns 178,756 shares of common stock, representing 0.26% of all the Issuer’s outstanding shares, and JAL indirectly owns 3,765,892 shares of common stock, representing 5.43% of the Issuer's outstanding shares, through his ownership interests in Coal Creek Energy, LLC.

JDL directly owns 159,430 shares of common stock, representing 0.23% of all the Issuer’s outstanding shares, and JDL indirectly owns 90,000 shares of common stock through his spouse, representing 0.13% of all the Issuer’s outstanding shares, 132,185 shares of common stock through Mallard Management, Inc., representing 0.19% of all the Issuer’s outstanding shares, and 4,550,740 shares through Enutroff, LLC representing 6.56% of all the Issuer’s outstanding shares.

Each Reporting Person disclaims beneficial ownership of such shares except to the extent of their pecuniary interests

(b)           The Reporting Persons no longer share amongst themselves voting and/or dispositive power with respect to such shares.

Miller has the sole power to vote and dispose of the shares owned by him reported in Item 5(a).

JDL has the sole power to vote and dispose of the 159,430 shares directly owned by him.  JDL may be deemed to share with his spouse the power to vote and dispose of the 90,000 shares owned by his spouse, with Mallard Management, Inc. the 132,185 shares of common stock indirectly owned through Mallard Management, Inc., and with Enutroff, LLC the 4,550,740 shares indirectly owned through Enutroff, LLC.

The information required by Item 2 with regard to Mallard Management, Inc. and Enutroff, LLC is as follows:

1.
Item 2(a)-(c), (f): Mallard Management, Inc., a Nevada corporation and Enutroff, LLC, a Nevada limited liability company.  The principal business address of Mallard Management, Inc. and Enutroff, LLC is located at 10380 W. 179th Street, Bucyrus, Kansas 66013.  The principal businesses of Mallard Management, Inc. and Enutroff, LLC are oil and natural gas exploration and development activities and to hold the interests of Issuer's securities and other investments.

2.
Item 2(d)-(e):  During the last 5 years neither Mallard Management, Inc. nor Enutroff, LLC has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

JAL has the sole power to vote and dispose of the 159,430 shares directly owned by him.  JAL may be deemed to share the power to vote and dispose of the 3,765,892 shares owned by Coal Creek Energy, LLC.

The information required by Item 2 with regard to Coal Creek Energy, LLC is as follows:

1.
Item 2(a)-(c), (f): Coal Creek Energy, LLC, a Kansas limited liability company.  The principal business address of Coal Creek Energy, LLC is located at 17871 Cody Street, Overland Park, Kansas 66062.  The principal businesses of Coal Creek Energy, LLC are oil and natural gas exploration and development activities and to hold the interests of Issuer's securities and other investments.

2.
Item 2(d)-(e):  During the last 5 years neither Coal Creek Energy, LLC nor JAL has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)           Effective July 25, 2011, WIH made a liquidating distribution of all of its 15,000,000 shares of Issuer's common stock to its members.  As a result of this distribution, Miller acquired 2,051,250 shares, JAL acquired indirectly through Coal Creek Energy, LLC 3,765,892 shares, and JDL acquired indirectly through Mallard Management, Inc. 132,185 shares and through Enutroff, LLC 4,550,740 shares.  No consideration (other than the liquidated membership interests) was exchanged in this liquidating distribution.

(d)           Not applicable.

(e)           As of July 25, 2011, each of WIH, Boan and Miller ceased to be the beneficial owner of more than 5% of the common stock of Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated January 10, 2011.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: August 4, 2011

WORKING INTEREST HOLDING, LLC

By:	/s/ Sam Boan
Name:	Sam Boan
Title:	Manager

/s/ James G. Miller
James G. Miller

/s/ James D. Loeffelbein
James D. Loeffelbein

/s/ John A. Loeffelbein
John A. Loeffelbein

/s/ Sam Boan
Sam Boan

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement dated January 10, 2011

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of EnerJex Resources, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 10, 2011

WORKING INTEREST HOLDING, LLC

By:	/s/ Sam Boan
Name:	Sam Boan
Title:	Manager

/s/ James G. Miller
James G. Miller

/s/ James D. Loeffelbein
James D. Loeffelbein

/s/ John A. Loeffelbein
John A. Loeffelbein

/s/ Sam Boan
Sam Boan